July 11, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:   Compugen Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2006

File No. 000-30902

Dear Mr. Rosenberg,

Compugen Ltd has received your letter dated June 29th and has begun preparing the information you requested.  You have asked that we provide you with the information requested within 10 business days of the date of your letter or tell you, within that time frame, when we will provide a response.  We believe that we will be able to provide you with the information you have requested by July 31, 2007.  In the event we encounter any unexpected delays, we will promptly so inform you.

If you have any questions, you can contact me by telephone at +972-3-765-8560 or by fax 972-3-765-8555.

Sincerely,

By:   /s/ Ronit Lerner

Chief Financial Officer

Compugen Ltd.

Cc:  Tabatha Akins, Staff Accountant

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